UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Redwire Corporation.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75776W 103

(CUSIP Number)

AE Red Holdings, LLC

2500 N. Military Trail,

Suite 470

Boca Raton, FL 33431

Attention: Melissa Klafter

(561) 372-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Robert M. Hayward, P.C.

Alexander M. Schwartz

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

September 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75776W 103

(1)	Names of reporting persons AE Red Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,200,000 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,200,000 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,200,000 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 59,661,273 shares of Common Stock of the Issuer issued and outstanding as of the closing of the Issuer's business combination plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

CUSIP No. 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II GP, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,200,000 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,200,000 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,200,000 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 59,661,273 shares of Common Stock of the Issuer issued and outstanding as of the closing of the Issuer's business combination plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

CUSIP No. 75776W 103

(1)	Names of reporting persons Michael Robert Green
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,200,000 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,200,000 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,200,000 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64% (2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 59,661,273 shares of Common Stock of the Issuer issued and outstanding as of the closing of the Issuer's business combination plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

CUSIP No. 75776W 103

(1)	Names of reporting persons David H Rowe
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,200,000 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,200,000 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,200,000 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64% (2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 59,661,273 shares of Common Stock of the Issuer issued and outstanding as of the closing of the Issuer's business combination plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

CUSIP No. 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II-B, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,200,000 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,200,000 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,200,000 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 59,661,273 shares of Common Stock of the Issuer issued and outstanding as of the closing of the Issuer's business combination plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

CUSIP No. 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,200,000 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,200,000 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,200,000 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 59,661,273 shares of Common Stock of the Issuer issued and outstanding as of the closing of the Issuer's business combination plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

CUSIP No. 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II-A, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,200,000 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,200,000 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,200,000 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 59,661,273 shares of Common Stock of the Issuer issued and outstanding as of the closing of the Issuer's business combination plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

CUSIP No. 75776W 103

(1)	Names of reporting persons Aeroequity GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,200,000 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,200,000 (1)

(11)	Aggregate amount beneficially owned by each reporting person 39,200,000 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes 2,000,000 shares issuable upon the exercise of warrants.
(2)	Calculation is based upon (i) 59,661,273 shares of Common Stock of the Issuer issued and outstanding as of the closing of the Issuer's business combination plus (ii) the 2,000,000 shares of Common Stock of the Issuer underlying the warrants held by the reporting persons.

Item 1. Security and Issuer.

The class of equity security to which this Statement on Schedule 13D relates is shares of common stock, par value $0.0001 per share (“Common Stock”) of Redwire Corporation (f/k/a Genesis Park Acquisition Corp.), a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 8226 Philips Highway, Suite 101

Jacksonville, Florida 32256.

Item 2. Identity and Background.

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) AE Red Holdings, LLC, a Delaware limited liability company (“Holdings”), by virtue of its direct ownership of Common Stock; (ii) Michael Greene and David H. Rowe, by virtue of them being the managing members of AeroEquity GP, LLC; (iii) AE Industrial Partners Fund II GP, LP, a Delaware limited partnership ("AE Fund II GP"), by virtue of its ownership interest in Holdings; (iv) AE Industrial Partners Fund II-B, LP, a Delaware limited partnership (“AE Fund II-B”), by virtue of it being one of the controlling equityholders of AE Red; (v) AE Industrial Partners Fund II, LP, a Delaware limited partnership (“AE Fund II LP”), by virtue of it being one of the controlling equityholders of AE Red; and (vi) AE Industrial Partners Fund II-A, LP, a Delaware limited partnership (“AE Fund II-A” and together with AE Fund II-B and AE Fund II LP, the "AE Funds"), by virtue of it being one of the controlling equityholders of AE Red. AE Fund II GP is the general partner of each of the AE Funds.

Each of Holdings, Michael Greene, David H. Rowe, AeroEquity GP, LLC, AE Fund II GP and the AE Funds are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

Certain Information required by this Item 2 concerning the executive officers and directors of the Reporting Person is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b) The address of the principal business and principal office of each of the Reporting Persons is 2500 N. Military Trail, Suite 470 Boca Raton, FL 33431

(c) The principal business of the Reporting Persons is to make investments in other businesses.

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individuals named in Schedule A are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Item 4 and Item 6 of this Statement are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Holdings is the holder of record of the Common Stock reported herein. The Reporting Persons hold the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in Holdings and/or the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a) The responses to Item 2 of this Statement are incorporated by reference herein. The following information is as of the date hereof and assumes there are 59,661,273 shares of Common Stock outstanding as of September 2, 2021, based on information furnished by the Issuer.

Holdings is the direct beneficial owner of 37,200,000 shares of Common Stock and 2,000,000 warrants exercisable for 2,000,000 shares of Common Stock. Holdings beneficially owns 64% of the Common Stock outstanding as of the date of this Statement.

Voting and dispositive power with respect to the shares of common stock held by Holdings is exercised by Michael Greene and David H. Rowe.

(b) By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 39,200,000 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A, has effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e) Inapplicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement and Related Transactions

On September 2, 2021, (a) Shepard Merger Sub Corporation, a Delaware corporation (“Merger Sub”) and direct, wholly owned subsidiary of Genesis Park Acquisition Corp. (“GPAC”), merged with and into Cosmos Intermediate, LLC, a Delaware limited lability company and direct wholly owned subsidiary of Holdings (“Cosmos”), (the “First Merger”), with Cosmos as the surviving company in the First Merger, and (b) Cosmos merged with and into GPAC (the “Second Merger” and together with the First Merger, the “Mergers”), with GPAC as the surviving entity in the Second Merger, pursuant to the Agreement and Plan of Merger, dated as of March 25 2021, (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Merger Sub, Cosmos, GPAC and Redwire, LLC, a Delaware limited liability company. In consideration for the Contribution, Holdings received $75,000,000 in cash, 37,200,000 shares of Common Stock and 2,000,000 warrants to purchase shares of Common Stock.

This summary is qualified in its entirety by reference to the text of the Merger Agreement which is attached hereto as Exhibit 2, and incorporated by reference.

Investor Rights Agreement

Holdings and certain of its affiliates (“Partners”) and Genesis Park Holdings, a Cayman Islands limited liability company (“Sponsor”), have been granted certain rights, pursuant to the Investor Rights Agreement (“Investor Rights Agreement”) entered into on March 25, 2021, in connection with the execution of the Merger Agreement. Pursuant to the Investor Rights Agreement, the Redwire Board of Directors (“Redwire Board”) is comprised of seven directors, of which (i) five of such directors were initially designated by the Partners and (ii) two of such directors were initially designated by the Sponsor, as further set forth by the Investor Rights Agreement. Further, pursuant to the Investor Rights Agreement, Redwire has agreed to register certain securities held by the parties to the Investor Rights Agreement, including (i) all shares of Redwire common stock, (ii) all private placement warrants held by the Sponsor and Jefferies LLC (“Jefferies”) and all other warrants to purchase Redwire common stock, (iii) any shares of Redwire common stock issued or issuable upon exercise of the private placement warrants and all other warrants, (iv) any equity securities of Redwire or any subsidiary of Redwire that may be issued or distributed or be issuable with respect to the securities referred to in the preceding clauses by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction and (v) any other registrable securities, in each case for sale under the Securities Act of 1933, as amended (“Securities Act”) and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. The Partners will also be entitled to unlimited demand rights at any time a shelf registration statement is not effective and all holders will be entitled to customary piggy-back rights, subject to customary cut-back provisions. Additionally, holders have agreed to not to sell, transfer, pledge or otherwise dispose of shares of registrable securities for 180 days; provided, the foregoing transfer restrictions will not apply under certain conditions. This summary is qualified in its entirety by reference to the text of the Investor Rights Agreement, which is included as Exhibit 3 and incorporated by reference.

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Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of September 14, 2021

Exhibit 2	Agreement and Plan of Merger, dated as of March 25, 2021, by and among GPAC, Shepard Merger Sub Corporation, Cosmos Intermediate, LLC and Redwire LLC (incorporated by reference to Annex A the definitive Proxy Statement/Prospectus filed by the Issuer on August 5, 2021).

Exhibit 3	Investor Rights Agreement, dated March 25, 2021, by and among Genesis Park, the Sponsor, GPAC, Holdings and Jefferies (incorporated by reference to Annex H to the definitive Proxy Statement/Prospectus filed by the issuer on August 5, 2021).

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2021

AE RED HOLDINGS, LLC

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	President and Secretary

AE INDUSTRIAL PARTNERS FUND II GP, LP

By:	AeroEquity GP, LLC
Its:	General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AEROEQUITY GP, LLC

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AE INDUSTRIAL PARTNERS FUND II, LP

By:	AE Industrial Partners Fund II GP, LP
Its:	General Partner

By:	AeroEquity GP, LLC
Its:	General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

AE INDUSTRIAL PARTNERS FUND II-A, LP

By:	AE Industrial Partners Fund II GP, LP
Its:	General Partner

By:	AeroEquity GP, LLC
Its:	General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

14

AE INDUSTRIAL PARTNERS FUND II-B, LP

By:	AE Industrial Partners Fund II GP, LP
Its:	General Partner

By:	AeroEquity GP, LLC
Its:	General Partner

By:	/s/ Michael Greene
Name:	Michael Greene
Title:	Managing Member

By:	/s/ Michael Greene
Name:	Michael Greene

By:	/s/ David H. Rowe
Name:	David H. Rowe

15